kspreen@calfee.com 216.622.8826 Direct	Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

January 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LNB Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-193128

Ladies and Gentlemen:

On behalf of LNB Bancorp, Inc. (the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). Amendment No. 1 has been marked to indicate the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T.

This letter also responds to the comments on the above-captioned filing which were issued in your letter dated January 10, 2014. For your convenience, we have repeated your comments in italics followed by our response.

Registration Statement on Form S-3

Fee Table

SEC Comment #1:

Since the common shares you are registering are accompanied by Series A Voting Preferred Share Purchase Rights, please register those rights. Please also include counsel’s opinion regarding whether the rights are binding obligations of the registrant under the state law governing the rights.

Response:

Amendment No. 1 includes a revised fee table on the cover of the registration statement and a revised counsel’s opinion as Exhibit 5.1 to the registration statement, in response to the staff’s comment.

Securities and Exchange Commission

January 15, 2014

Selling Shareholders, page 12

SEC Comment #2:

We note that in footnotes (d), (h) and (m) to the selling shareholder table, you have qualified your disclosure regarding the natural persons who exercise sole or shared voting and/or dispositive powers over the shares offered for resale by the relevant selling shareholder. Please delete the qualifying language, “[Selling shareholder] has indicated to us that.”; it is inappropriate.

Response:

Amendment No. 1 includes revised footnotes to the selling shareholder table, in response to the staff’s comment.

The Company acknowledges the staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Kristofer K. Spreen

Kristofer K. Spreen

cc:	Daniel E. Klimas
Gary J. Elek